United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: McDonald’s Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of McDonald’s Corporation

RE: The case to vote FOR Proposal 6 (“Advisory Vote to Revisit DEI in Executive Compensation”) on the 2025 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of this report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 6, which it sponsors, on the 2025 proxy ballot of McDonald’s Corporation (“McDonald’s” or the “Company”). The Resolved clause for Proposal 6 states:

Shareholders request the Board of Directors’ Compensation Committee to revisit its incentive guidelines for executive pay, to identify and consider eliminating discriminatory DEI goals from compensation inducements.

Introduction

Following the death of George Floyd and the race riots of 2020, many companies expanded and raised the profile of their diversity, equity, and inclusion (DEI) policies. The growth of these practices reached a peak in early 2023 and have since dipped.1 A growing number of corporations—including Meta, Amazon, McDonald’s, Boeing, Caterpillar, Ford, Harley-Davidson, and Walmart—have rethought their DEI policies.2 In keeping with this trend, one of President Donald Trump’s first actions after taking office was to sign an executive order ending DEI programs across the federal government.3

McDonald’s was one corporation that boosted its DEI programs and investment after the Floyd incident. The Company donated $1 million to the National Urban League and the National Association for the Advancement of Colored People (NAACP),4 while also aligning itself also with the Marxist grifters at Black Lives Matter.5 6

The Company has also set compensation targets for its executives in line with the DEI agenda. McDonald’s has established leadership representation goals of 45 percent for women and 35 percent for “underrepresented groups” by the end of 2025.[7] The also Company “aspires to increase U.S. systemwide spend with diverse-owned suppliers to 25% by the end of 2025.”

Pay for the Company’s executives

includes incentives for progress towards “human capital metrics,” which “align with our strategic aspirations and hold executives accountable for efforts towards the Company’s DEI ambitions.”[8] McDonald’s has devised a point system in its short-term incentive plan for attaining “diverse representation in leadership roles,” which also includes conversion of franchisee applicants into

1 Taylor Telford. "Corporate Diversity Job Cuts," Washington Post, February 18, 2024, See https://www.washingtonpost.com/business/2024/02/20/corporate-diversity-job-cuts/.

2 Kate Gibson and Emmet Lyons, "Meta Ends DEI Programs, Joining McDonald’s and Walmart,” CBS News, January 16, 2025, See https://www.cbsnews.com/news/meta-dei-programs-mcdonalds-walmart-ford-diversity/

3 White House Communications, "Ending Illegal Discrimination and Restoring Merit-Based Opportunity," The White House, January 21, 2025, See https://www.whitehouse.gov/presidential-actions/2025/01/ending-illegal-discrimination-and-restoring-merit-based-opportunity/

4 Kate Taylor, “Being silent is not an option: Inside McDonald’s response to the George Floyd protests, as executives speak out and 1,100 restaurants face closure due to curfews and looting,” Business Insider, June 5, 2020, See https://www.businessinsider.com/inside-mcdonalds-response-to-george-floyd-protests-2020-6

5 McDonald’s Corporation, “They were one of us,” See https://www.mcdonalds.com/us/en-us/they-were-one-of-us.html

6 “Insiders Milk Black Lives Matter as Bankroll Dwindles,” National Legal and Policy Center, May 27, 2023. See https://nlpc.org/featured-news/insiders-milk-black-lives-matter-as-bankroll-dwindles/. See also https://nlpc.org/tag/black-lives-matter/.

7 McDonald’s Corporation, “Goal performance & reporting,” See https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/impact-strategy-and-reporting/performance-reports.html#diversityEquityAndInclusion

8 McDonald’s Corporation, “2024 notice of annual shareholders’ meeting and proxy statement,” Page 16, See https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/2024%20Notice%20of%20Meeting%20and% 20Proxy%20Statement_vf.pdf

new restaurant owners, “and diversity of such new owners.” Calculation of the Company’s Human Capital Metrics points “progress” represents 15% of the payout to executives in its short-term incentives plan.

Such goals may conflict with shareholder interests, generate unwarranted regulatory or litigation risks, and embody discriminatory practices. Furthermore, McDonald’s ongoing annual review of compensation policies, cited as justification for maintaining DEI-based metrics, lacks transparency and fails to address shareholder concerns regarding discrimination.

Recent trends away from DEI

McDonald’s would be wise to reconsider its allegiance to DEI. Since the June 2023 U.S. Supreme Court ruling in Students for Fair Admissions v. Harvard College, the landscape of DEI programs has shifted dramatically.[9] Across higher education, hundreds of institutions have dismantled DEI offices and initiatives under increasing external and legal pressures. This ripple extends beyond academia, with growing scrutiny directed at corporate DEI efforts.[10]

Merely weeks after the decision, on July 13, 2023, the Attorneys General of thirteen states issued warnings to Fortune 100 companies, signaling that the Supreme Court’s ruling could impact DEI initiatives.11 These letters suggested that some DEI programs may conflict with the legal interpretation established under the SFFA decision. This development has led to increased scrutiny of racially discriminatory elements within such programs, leaving businesses grappling with uncertainty about their practices' legality.

Prior guidance that supported certain race-based or diversity-focused employment programs is now being questioned. Companies operating under pre-SFFA legal advice must reevaluate their DEI policies to ensure compliance while considering whether these programs are effectively fostering inclusivity or unintentionally perpetuating bias.12

9 Amy Howe, "Supreme Court Strikes Down Affirmative Action in College Admissions,” SCOTUSblog, June 29, 2023, See https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/.

10 Erin Gretzinger, Maggie Hicks, Christa Dutton, and Jasper Smith, “Tracking higher ed’s dismantling of DEI,” The Chronicle of Higher Education, March 21, 2025, See https://www.chronicle.com/article/tracking-higher-eds-dismantling-of-dei

11 Kansas Attorney General, “Kobach Leads AG Coalition urging Costco to crease its unlawful DEI practices,” Press Office of Kansas AG Kobach, January 27, 2025, See https://www.ag.ks.gov/Home/Components/News/News/146/1292

12 Lara A. Flath, David E. Schwartz, Amy Van Gelder, "Corporate DEI Policies Face Scrutiny Following SCOTUS Affirmative Action Decision,” September 2023, See https://www.skadden.com/insights/publications/2023/09/quarterly-insights/corporate-dei-polices-face-scrutiny

For example, in the year following George Floyd’s death, some statistics related to corporate hiring practices raised eyebrows about the methods employed under DEI initiatives. The S&P 100 added approximately 300,000 jobs, yet only 6% of these roles went to white applicants, even though white Americans constitute 76% of the U.S. population.13 14 15 These figures stand as prima facie evidence of potential racial discrimination, triggering legal risks for companies whose practices may run afoul of federal equity requirements.

According to legal experts, DEI programs perceived to make employment or contracting decisions based on race are increasingly vulnerable to legal challenges under Title VII of the Civil Rights Act of 1964.16 Corporate compliance lawyers have also issued stern warnings about the heightened risks associated with race- or gender-specific hiring quotas or incentives, especially when such measures appear tied to executive bonuses.

As the Proposal explains:

Corporations’ compliance lawyers now advise clients that “DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny.” Also: “We also expect to see ongoing scrutiny of perceived hiring quotas and set-asides, particularly those that may appear to be incentivized by bonuses for management or company leadership.”17

Further, “companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation’s DEI policies.”18

13 Bloomberg Analysts, "Black Lives Matter and Corporate Diversity Trends,” Bloomberg, 2023, See https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/.

14 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white.

15 Rebecca Rosenberg, "Starbucks Manager Shannon Phillips Wins $25 Million Lawsuit After Arguing She Was Fired for Being White," Fox Business, June 14, 2023, See https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

16 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white

17 Lara A. Flath, David E. Schwartz and Amy Van Gelder. “The Supreme Court’s Affirmative Action Opinion Continues to Spawn Challenges to DEI Programs,” Skadden, Arps, Slate, Meagher & Flom LLP, Dec. 13, 2023. See https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action-opinion

18 Francesca L. Odell, Jennifer Kennedy Park, and Charity E. Lee. “How Boards Should Be Thinking about the Supreme Court’s SFFA Affirmative Action Decision,” Harvard Law School Forum on Corporate Governance, Feb. 14, 2024. See https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/

Also:

These discriminatory quotas leave the Company ripe for regulatory, reputational and litigation risk. Its attempt to cram DEI’s non-GAAP nature into the proxy statement’s compensation discussion demands either a legally dubious quota regime, or it fails SEC compliance.19 The Council of Institutional Investors’ general counsel stated that research shows “companies are engaging in an opportunistic use of non-GAAP earnings to justify higher executive pay.”

FTI Consulting advises there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”20

Furthermore, corporations may now face additional exposure to lawsuits alleging breaches of fiduciary duties by executives linked to their oversight or enforcement of DEI policies. The recent $28.3 million judgment against Starbucks, in a case involving allegations of discriminatory firing practices, offers a stark reminder of the financial and reputational risks involved.

McDonald’s feigns a move away from DEI

The Company received much attention at the beginning of 2025 as one in a long string of U.S. corporations that allegedly backed away from their DEI policies. The Associated Press reported that McDonald’s was “ending some of its diversity practices,”[21] based on a memo the Company issued to employees explaining some of the changes. Notably, McDonald’s titled its memo, “Our Commitment to Inclusion at McDonald’s.”[22] Contrary to the concept that the Company might be “roll[ing] back diversity goals” or “ending some of its diversity practices,” as AP reported, the corporate memo instead assured the opposite to its recipients. Among its statements:

19 Soyoung Ho. “Council of Institutional Investors Again Urges SEC to Close Loophole on Non-GAAP in Executive Pay,” Thomson Reuters, Oct. 3, 2024. See https://tax.thomsonreuters.com/news/council-of-institutional-investors-again-urges-sec-to-close-loophole-on-non-gaap-in-executive-pay/.

20 “De-risking Litigation Exposure: Conflict Management as an Integral Part of Business Administration,” FTI Consulting, Oct. 1, 2024. See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration

21 Dee-Ann Durbin. “McDonald’s is the latest company to roll back diversity goals,” Associated Press, Jan. 6, 2025. See https://apnews.com/article/mcdonalds-diversity-dei-goals-845d94cd46511341a43e98e057b0fa8e.

22 “Our Commitment to Inclusion at McDonald’s,” McDonald’s Corporation, Jan. 6, 2025. See https://corporate.mcdonalds.com/corpmcd/our-stories/article/our-commitment-to-inclusion.html.

•“We want to also update you on our accomplishments embedding inclusion throughout our system…”

•“‘Inclusion’ is one of our core values and in 2024 ‘we opened our doors’ to hundreds of millions of customers and two million crew people from all walks of life.”

•“Our success has come through purposeful actions that have supported inclusion throughout our system.”

•“We are immensely proud of these accomplishments, but we are not satisfied. Our commitment to inclusion requires ongoing focus…”

•“McDonald’s position and our commitment to inclusion is steadfast.”

•“This important work will continue and McDonald’s leaders will continue to be held accountable for fostering an inclusive environment within their teams.”

•“McDonald’s will continue to transparently report our demographic information in our annual Purpose & Impact report with respect to the Board, employees and suppliers.”

•“We are evolving how we refer to our diversity team, which will now be the Global Inclusion Team.”

These statements (and several others from the memo not cited above) hardly leave the impression that the Company is shifting away from DEI policies—or more relatedly to the Proposal, considering elimination of DEI goals from executive incentives.

Further, as NLPC has pointed out in recent months, other companies that have claimed to jettison their DEI policies have done so only in terms of eliminating the acronym—not in actual practice. Instead, they have replaced “DEI” with other terms23 such as “belonging,”24 “talent strategy,”25 or by “evolving” their “aspirational representation goals.” McDonald’s has taken a similar approach by substituting alternative language and terms for “DEI,” as seen from the Company’s memo cited above.26

23 Paul Chesser. “#WeToldYouSo: Corporate Strategy for Next Phase of DEI is to Call It Something Else,” Feb. 3, 2025. See https://nlpc.org/corporate-integrity-project/wetoldyouso-corporate-strategy-for-next-phase-of-dei-is-to-call-it-something-else/.

24 Paul Chesser. “‘#Rollback?’ Walmart Tried to Avoid DEI Accountability Only Seven Months Ago (and Earlier),” National Legal and Policy Center, Nov. 26, 2024. See https://nlpc.org/corporate-integrity-project/rollback-walmart-tried-to-avoid-dei-accountability-only-seven-months-ago-and-earlier/.

25 Paul Chesser. “Yet Another Fraudulent Corporate DEI ‘Rollback;’ This Time It’s Disney,” National Legal and Policy Center, Feb. 12, 2025. See https://nlpc.org/corporate-integrity-project/yet-another-fraudulent-corporate-dei-rollback-this-time-its-disney/.

26 Paul Chesser. “McDonald’s ‘Rollback:’ Will Company Remove Execs’ Incentives for DEI Goals?”, National Legal and Policy Center, Jan. 7, 2025. See https://nlpc.org/corporate-integrity-project/mcdonalds-rollback-will-company-remove-execs-incentives-for-dei-goals/.

What’s in your ‘scorecard,’ McDonald’s?

Late in the process before the proxy statement was printed, on Feb. 26, we at NLPC were notified via email by a McDonald’s representative of a Feb. 12 8-K filing the Company made with the Securities and Exchange Commission that stated “the [Compensation] Committee has revisited, considered and modified its executive pay incentive guidelines under the 2025 [Short-Term Incentive Plan] Metrics to align executives’ focus to the Company’s key initiatives.”27

The Company explained the new “2025 Scorecard” information as follows:

“2025 TIP payouts for the named executive officers listed above will include … a strategic scorecard (15%) that will measure leadership’s efforts on strategic initiatives. The strategic scorecard will measure executives’ efforts towards the following Company initiatives: (i) advancing the Company’s values, (ii) driving employee engagement and (iii) executing its franchising strategy.”

The Company representative suggested a teleconference discussion with us about the new information, with the implied expectation that NLPC might consider withdrawing the Proposal considering the new information. We expressed a willingness to meet, while at the same time requesting beforehand more specific information about McDonald’s updated “strategic scorecard.”

However, the Company’s representative refused to provide any further details about what the “scorecard” consisted of. This surprised us because we presumed McDonald’s would disclose the makeup of the scorecard’s metrics in the 2025 proxy statement anyway, so why not inform NLPC about the details, and then we could consider withdrawing the Proposal?

Now we have the answer: there are no details about the scorecard in the proxy statement. The closest the Company comes to explaining what is outlined in the scorecard is in its opposition statement to the Proposal, as follows:

In 2024, the Company introduced a qualitative Strategic Scorecard to its STIP design to measure management’s efforts towards advancing the Company’s core values (Serve, Inclusion, Integrity, Community, Family), driving employee engagement, and executing its franchising strategy. The Compensation Committee further refined the qualitative Strategic Scorecard for 2025. Based on its thorough and informed annual review, the Board believes that the metrics included in the Company’s current performance-based compensation plans are appropriate to support the Company’s strategic initiatives.

27 Form 8-K. McDonald’s Corporation, Feb. 12, 2025. See https://d18rn0p25nwr6d.cloudfront.net/CIK-0000063908/61d301bb-ab5f-4069-a0a6-8bd5e2a9e45a.pdf.

The above explanation does not convey that McDonald’s board compensation committee gave any consideration to eliminating DEI, as the Proposal requested.

Elsewhere in the proxy statement, within the Compensation Discussion and Analysis section, the scorecard is repeatedly said to be “designed to hold executives accountable for efforts towards advancing the Company’s values, driving employee engagement and executing its franchising strategy.” None of these three aspects are ever explained in any detail, despite the Company stating the executives’ scorecard “performance was evaluated qualitatively, informed by quantitative results,” and being referred to as “metrics.” This scorecard is said to represent 15 percent weighting in the Short-Term Incentive Plan for named executive officers, yet no “qualities” nor “quantities” nor “metrics” are ever detailed in the proxy statement.

Merely replacing the metric “DEI” with “advancing the Company’s values” does not mean DEI has been removed from executives’ incentives considerations. Whether it has or not can only be known the “Company’s values” are explained, which McDonald’s has refused to provide us as the proponent. It’s clear that the Company is fully intent in holding on to its DEI priorities, especially considering its “Our Commitment to Inclusion at McDonald’s” memo to employees in January.

Conclusion

McDonald’s DEI practices reflect a critical juncture within corporate governance. Shareholders seek accountability and transparency while pushing the company to align policies with legal and fiduciary standards. Maintaining DEI milestones within executive compensation plans risks exacerbating legal, financial, and reputational vulnerabilities in an environment increasingly resistant to identity-driven policies.

NLPC therefore urges our fellow shareholders to vote Proposal 6 on McDonald’s 2025 Proxy voting card.

Photo credits:

Page 2: Chris Kempczinski, Economic Club of Chicago/YouTube

Page 3: Supreme Court building, VoxLive/Creative Commons

Page 5 – McDonald’s restaurant sign, Mike Mozart/Creative Commons

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For questions regarding McDonald’s Corporation – Proposal 6 – the Shareholder Proposal Requesting an “Advisory Vote to Revisit DEI in Executive Compensation,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.